Exhibit 12(e)1

MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date September 30, 2011

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2006	2007	2008	2009	2010	2011
--------------------------------------Thousands of Dollars-------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$131,840	$137,594	$136,042	$136,914	$128,225	$117,541
Interest expense, net of amounts capitalized	18,640	18,158	17,979	22,940	22,341	15,401
Interest component of rental expense (a)	30,306	30,386	31,139	30,279	30,089	22,172
AFUDC - Debt funds	0	12	229	117	2,903	4,832
Earnings as defined	$180,786	$186,150	$185,389	$190,250	$183,558	$159,946

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$11,808	$12,440	$15,467	$20,620	$21,795	$17,376
Interest capitalized as a regulatory asset	10,567	0	0	0	0	0
Interest on affiliated loans	3,881	4,095	730	47	33	14
Interest on interim obligations	1,425	0	0	0	0	0
Amort of debt disc, premium and expense, net	1,061	1,055	1,204	1,399	1,624	1,403
Other interest charges	465	580	807	991	1,792	1,745
Interest component of rental expense (a)	30,306	30,386	31,139	30,279	30,089	22,172
Fixed charges as defined	$59,513	$48,556	$49,347	$53,336	$55,333	$42,710

RATIO OF EARNINGS TO FIXED CHARGES	3.04	3.83	3.76	3.57	3.32	3.74

(a) Includes the interest component of rentals where determinable plus one-third of remaining rental expense.